

Mail Stop 4561

October 16, 2015

Jonathan New
Chief Financial Officer
Net Element, Inc.
3363 NE 163rd Street, Suite 705
North Miami Beach, FL 33160

     Re: **Net Element, Inc.**
             Preliminary Proxy Statement on Schedule 14C
             Filed October 8, 2015
             File No. 001-34887

Dear Mr. New:

We have reviewed the above-referenced filing, and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 1 – Approval of an amendment to the Company's amended and restated certificate of incorporation to effectuate the reverse stock split, page 5

1.   We note your disclosure that the number of shares available for future issuance will increase as a result of the reverse stock split. In your response letter, please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If you do not, please revise your disclosure to state that you have no plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock.

2.   To facilitate understanding, please disclose in tabular format the number of shares of common stock currently authorized, issued and outstanding, reserved for issuance, and authorized but unissued, and the number of shares in those same categories after giving

effect to the reverse stock split at representative intervals within the specified range. Please also include the percentage of the authorized shares of common stock available for issuance both before and after the reverse stock split.

Proposal 2 – Approval of the Issuance of Common Stock to Certain Directors and Officers of the Company Pursuant to the Letter Agreement, Including Upon Exercise of Certain Options, page 12

3.   Please substantially revise this proposal to include a plain language description of the material terms of your agreement with officers and directors of your company to issue restricted common stock and options to purchase restricted common stock. In revising your disclosure, to the extent possible, please eliminate legal jargon, multiple parenthetical phrases and embedded lists, which make the disclosure unnecessarily dense and difficult to understand. In addition, please clarify the consequences to the company with respect to the issuance of the restricted shares and options should you fail to obtain shareholder approval of this proposal. In this regard, please specifically clarify the relationship between a vote against this proposal and adjustments to the purchase price for the shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, the undersigned at (202) 551-3457.

Sincerely,

/s/ Matthew Crispino for

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Serge V. Pavluk, Esq.
       Snell & Wilmer L.L.P.